1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 1, 2011	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

ACQUISITION OF 100% EQUITY INTERESTS IN SYNTECH

HOLDINGS PTY LTD AND SYNTECH HOLDINGS II PTY LTD

This is a voluntary announcement made by Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou Coal”).

Reference is made to the announcement dated 1 August 2011 in relation to acquisition of 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd by Yanzhou Coal Mining Company Limited, which was published on the websites of Shanghai Stock Exchange (www.sse.com.cn) and the Company (www.yanzhoucoal.com.cn).

I.	Summary of the transaction

With a view of enhancing the Company’s backup resources reserve and sustainable development capability as well as continuously improving the return of the shareholders, Yancoal Australia Pty Limited (“Yancoal Australia”), a wholly-owned subsidiary of the Company, signed an equity sale agreement through its wholly-owned subsidiary Austar Coal Mine Pty Limited (“Austar”) to acquire 100% equity interests in Syntech Resources Pty Ltd and Syntech Holdings II Pty Ltd for a consideration of AUD202.5 million (equivalent to approximately RMB1,429 million) payable in cash, upon the review and approval by the general manager working meeting of the Company on 6 April 2011.

Upon the approvals by the relevant administrative authorities, including the State-owned Asset Supervision and Administration Commission of Shandong Province and the National Development and Reform Comission, the equity transfer was completed by Austar on 1 August 2011.

The transaction did not constitute a connected transaction.

II.	Basic Information of the subject of the transaction

(1)	The shareholding structure of the subject of the transaction

The Syntech Project comprised of two companies registered in the City of Brisbane, Queensland, namely the Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (hereinafter referred to as “Syntech” and “Syntech Holdings II” respectively), which are owned entirely by GS Power Holdings LLC (hereinafter referred to as “GS Holdings”). The principal business of Syntech and Syntech Holdings II include exploration, production, sorting and processing of coal, the major product of which is thermal coal.

1.	Syntech: a company owned by three shareholders, namely GS Holdings, AMH Syntech Holdings Pty Ltd and Australian Mining Finance 1 GmbH & Co. as to 87.5%, 2.5% and 10% equity interests respectively.

2.	Syntech Holdings II : a company owned by two shareholders, namely GS Holdings and AMH Syntech Holdings II Pty Ltd as to 87.5% and 12.5% equity interests respectively.

(2)	Resources of the Project

The Syntech Project is situated in the Surat Basin in Queensland, Australia, approximately 360 km north-west of Brisbane. It is approximately 380 km from the coal port terminal of Brisbane and about 460 km from the Wiggins Island Coal Port Terminal at Gladstone.

The type of coal of the Syntech Project is thermal coal with HHV of 6,300 kilocalorie/kg, all of which is open cut mine resources with a total resources of 1,732 million tonnes. The coal resources conforming to the JORC Standard amounts to 723 million tonnes while the non-JORC Standard reserve subject to further inspection amounts to 1,009 million tonnes. Currently, the coal reserve proved to be conforming to the JORC Standard under the Syntech Project is 440 million tonnes.

(3)	The condition of Cameby Downs coal mine

Currently, the operating coal mine of Syntech is the first stage of the Cameby Downs coal mine project, with a production capacity of raw coal and commercial coal of 2 million tonnes per annum and 1.4 million tonnes per annum respectively. The second stage of the project plans to raise the production capacity to 16 million tonnes of raw coal per annum and 11.4 million tonnes of commercial coal per annum.

(4)	The financial conditions of the project

As of 30 April 2011, the carrying value of the total assets of the Syntech Project amounted to AUD383 million, with the total liabilities of AUD229 million and net asset of AUD155 million. The gearing ratio was 59.79%.

III.	The subject matter of the transaction

(1)	The subject of the transaction

100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd.

(2)	Acquisition consideration

The total acquisition consideration is AUD202.5 million (equivalent to approximately RMB1,429 million).

(3)	The acquiring entity

The acquisition will be implemented through Austar Coal Mine Pty Limited, a wholly-owned subsidiary of Yancoal Australia Pty Limited, which will act as the acquiring entity.

(4)	The way of acquisition

Austar will acquire 100% equity interests in Syntech and Syntech Holdings II for a consideration comprise of a cash consideration of AUD1 each and the repayment of their indebtedness of not exceeding AUD202.5 million in cash.

IV.	The purpose of the equity acquisition and its impact on the Company

The Syntech Project possesses rich reserve and resources and has a huge potential for production enhancement. It will be an important supplement for the business development of Yancoal Australia. After the acquisition of the Syntech Project, the coal resources and reserve of the Company will be further increased, and the asset portfolio of Yancoal Australia will also be optimised. This will secure the sustaining growth and increase the profitability of the Company in the future, and facilitate the development of international coal market by the Company and the effective implementation of the Company’s “Going Out” strategy for resource development.

V.	Document for inspection

The minutes of the general manager working meeting of Yanzhou Coal Mining Company Limited.

By order of the board of Directors Yanzhou Coal Mining Company Limited
Li Weimin Chairman of the Board

Zoucheng, Shandong Province, the PRC

1 August 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

4